October 21, 2016

Via EDGAR and Email

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dietrich A King

Re:	LendingClub Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Definitive Proxy Statement on Schedule 14A filed April 26, 2016
Response dated July 11, 2016
Form 8-K filed August 8, 2016
File No. 001-36771

Ladies and Gentleman:

This letter is being furnished by LendingClub Corporation (the “Company”) in response to comments contained in the letter dated October 7, 2016 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above captioned filings.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to those referenced in any headings or Staff comments. Set forth in italicized print below are the Staff’s comments followed by the Company’s responses.

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United States Securities and Exchange Commission
Division of Corporate Finance
October 21, 2016

Form 10-K for the Fiscal Year Ended December 31, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Operating and Financial Metrics
Contribution, Contribution Margin, Adjusted EBITDA and Adjusted EBITDA Margin, page 47

1.
We have read your response to comments 8 and 9. Given that your technology platform appears to be an integral part of your business, explain to us why you do not consider engineering and product development, which includes development and maintenance of your platform, as normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 27, 2016.

The Company agrees with the Staff that engineering and product development expenses, which includes development and maintenance of our platform, are normal, recurring and predominately cash expenses necessary to operate our business. Nonetheless, the Company maintains that the measure of Contribution is not intended to be a measure of total profitability but rather a measure akin to “gross margin” that other companies report, as well as a measure of direct product profitability. For Contribution, the Company is trying to illustrate the effectiveness of the direct costs of obtaining new revenue with the related revenue. The Company believes these non-GAAP measures provide useful information as to the effectiveness of the Company’s marketing initiatives in driving revenue as well as the effectiveness of the expenses of originating and servicing the revenues. The amounts used to arrive at these non-GAAP measures all appear on the face of the Company’s consolidated statement of operations or in the notes to the financial statements (for stock-based compensation) and do not otherwise eliminate or accelerate any amounts in contravention of GAAP.

Moreover, the Company does not believe that the use of Contribution is misleading because we explicitly state that it is not a measure of total profitability. Additionally, the Company has ensured that the GAAP measure is more prominent than this non-GAAP measure in our disclosures. The Company included in our second quarter Form 10-Q the following disclosure and calculation that shows the components of Contribution, in addition to the requisite reconciliation to the most directly comparable GAAP measure of Net Income / Loss.

Contribution and Contribution Margin
Contribution is a non-GAAP financial measure that is calculated as operating revenue less “sales and marketing” and “origination and servicing” expenses on the Company’s Statement of Operations, adjusted to exclude non-cash stock-based compensation expense within these captions. These costs represent the costs that are most directly related to generating such operating revenue. Contribution Margin is a non-GAAP financial measure calculated by dividing Contribution by total operating revenue.

Contribution and Contribution Margin are measures of overall direct product profitability that our management and board of directors find useful, and believe investors may find useful, in understanding the relationship between costs most directly associated with revenue generating activities and the related revenue, and remaining amount available to support our costs of engineering and product development and other general and administrative expense to evaluate our operating performance and trends. While we believe Contribution and Contribution Margin are useful for the reasons above, they should not be used as an overall measure of our profitability, as they exclude engineering and product development and other general and administrative expenses which are required to run our business. Factors that affect our Contribution and

United States Securities and Exchange Commission
Division of Corporate Finance
October 21, 2016

Contribution Margin include revenue mix, variable marketing expenses and origination and servicing expenses.

The following table shows the calculation of contribution and contribution margin.

	Three Months Ended			Six Months Ended
	June 30, 2016	March 31, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Operating Revenue	$102,391	$151,265	$96,119	$253,656	$177,164
Less: Sales and marketing (1)	49,737	66,575	39,501	116,312	73,971
Less: Origination and servicing (1)	20,934	19,198	14,706	40,132	26,907
Total direct expenses	$70,671	$85,773	$54,207	$156,444	$100,878
Add: Stock-based compensation (2)	$2,376	$2,650	$2,432	$5,026	$4,546
Contribution(1)	$34,096	$68,142	$44,344	$102,238	$80,832
Contribution margin(1)	33.3%	45.0%	46.1%	40.3%	45.6%

(1)	Prior period amounts have been reclassified to conform to the current period presentation. See “Results of Operations - Operating Expenses” for additional information.

(2)	Contribution also excludes stock-based compensation expense included in the sales and marketing and origination and servicing expense categories.

The Company undertakes to revise the disclosure in future filings to increase the prominence of the underlined statement above and supplementing the reasons the Company believes the disclosure is useful to management and investors as discussed above.

Definitive Proxy Statement on Schedule 14A filed April 26, 2016
Related Party Transactions, page 31

2.
We note your response to comment 14. Please tell us why you believe you can rely on Instruction 7.b to Item 404(a) of Regulation S-K. Specifically, please explain why you believe investment transactions between the company and related persons should qualify as “similar services” under Instruction 7.b to those of a bank depositary of funds, transfer agent, registrar, or trustee under a trust indenture.

The Company believes the facilitation of loans through the Company’s marketplace requires the provisions of services that are generally similar to those provided by a bank depositary, transfer agent, registrar or trustee under a trust indenture, and such normal course transactions may be excluded under Instruction 7.b. Furthermore, the Company believes the transactions between the Company and its officers and directors should not be viewed as investment transactions with the Company, but rather indirect investments in borrower loans facilitated through the platform. The services provided by the Company (as is the case with all investors on the platform) include the deposit and withdrawal of funds in investor accounts and the payment of interest and principal received on the loans underlying the notes, certificates and whole loans to the investor, similar to a bank depositary institution. The Company also provides services similar to a transfer agent when it tracks the principal and interest payments made on loans that correspond to member payment dependent notes or certificates. It then pays this principal and interest to investors in much the same way as a transfer agent may act as a paying agent. While the

United States Securities and Exchange Commission
Division of Corporate Finance
October 21, 2016

Company is not a bank, transfer agent or trustee under a trust indenture, the services provided and the transactions between the Company and its officers and directors are of the sort that such businesses may provide to its officers and directors.

Further, as noted in the Commission’s 2006 Adopting Release, Release No. 33-8732A, 8/29/06 (the “Adopting Release”), the Commission proposed excluding the exception under Instruction 7.b., but was persuaded that the elimination of this exception may be detrimental to financial institutions and may not result in additional meaningful disclosure. Specifically, one of the letters the Commission cited as persuasive stated:

“we seek to attract directors who help to develop multiple relationships with Compass, because we believe these relationships help them understand and provide advice to management on customer service, new product development and other aspects of our business. To the extent that directors are less likely to engage in financial transactions with us because of the proposed rules, this would render them less able to provide that advice.” 1

Several of our executive officers and directors (including immediate family members) have made deposits and withdrawals to their investor accounts and purchased loans, notes and certificates. This activity enables them to interact with the Company’s platform and provide advice to management regarding their experience with customer service, user experience and the attractiveness of new products. When an officer or director invests in a note, for example, they are investing along with several other of our retail investors on exactly the same terms and conditions as those other investors. The disclosure of the deposits and withdrawals into investment accounts may stifle investment by our officers and directors, depriving the Company of the feedback as to the experience that could help us improve our offerings, and subject unknowing family members to unexpected financial disclosure of their ordinary course financial transactions and relationships. 2 In addition, the Company does not believe that this information would significantly assist investors with understanding our financial statements or business.

Separately, and in the alternative, the Commission stated in the Adopting Release that the “materiality of any interest will continue to be determined on the basis of the significance of the information to investors in light of all the circumstances.” 3 Moreover, while declining to specifically add an ordinary course exception, the Commission did note the following:

“However, we note that whether a transaction which was not material to the company or the other entity involved and which was undertaken in the ordinary course of business of the company and on the same terms that the company offers generally in transactions with persons who are not related persons, are factors that could be taken into consideration when performing the materiality analysis for determining whether disclosure is required under the principle for disclosure.” 4

Accordingly, the Company believes the overall combination of the services qualifies as “similar services” under Instruction 7.b. to Item 404(a), and the investments made through the platform by its officers and directors are not required to be disclosed under Item 404(a). In addition, the Company believes the
1 See Adopting Release at n. 459, citing Comments of Whitney Holding Corporation, dated April 11, 2006.
2 Id.
3 Adopting Release at p. 149.
4 Adopting Release at p. 165-66.

United States Securities and Exchange Commission
Division of Corporate Finance
October 21, 2016

transactions may also be excluded because the officers and directors did not have a material interest in the transaction, which is a likely result when the transaction is routine.

Form 8-K filed August 8, 2016
Exhibit 99.1

3.
It is disclosed that servicing and management fee revenue associated with the servicing portfolio, excluding fair market value accounting adjustments, more than doubled to a record $19.3 million. This metric, along with adjusted net income (loss), appears to meet the definition of a non-GAAP measure. Please revise future earnings releases to comply with the disclosure requirements within Item 10(e)(1)(i) of Regulation S-K.

The Company will revise its future earnings releases to comply with requirements within Item 10(e)(1)(i) of Regulation S-K and has provided proposed disclosure in its response to comment no.4 below.

4.
In your next earnings release, please provide a more substantive, and concise, discussion of how your non-GAAP measures, adjusted EPS and non-GAAP diluted shares, are useful to investors. Please provide us with your proposed disclosures in your response letter.

The Company proposes to include non-GAAP measures disclosure in its future earnings releases in substantially the following form:

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: contribution, contribution margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EPS and servicing and management fee revenue associated with the servicing portfolio, excluding fair market value accounting adjustments. Our non-GAAP measures do have limitations as analytical tools and you should not consider them in isolation or as a substitute for an analysis of our results under GAAP.

We believe these non-GAAP measures provide management and investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and enable comparison of our financial results with other public companies, many of which present similar non-GAAP financial measures.

In particular, we believe contribution and contribution margin are useful measures of direct product profitability because the measures illustrate the relationship between the costs most directly associated with revenue generating activities and the related revenue, and the effectiveness of the direct costs in obtaining new revenue. We believe that adjusted EBITDA and adjusted EBITDA margin are important measures of operating performance because it allows for the comparison of our core operating results, including our return on capital and operating efficiencies, from period to period by removing the impact of depreciation and amortization in our asset base, other non-operating, and share-based compensation, tax consequences, and our capital structure (interest expense from any outstanding debt). We believe adjusted EPS is a useful measure used by

United States Securities and Exchange Commission
Division of Corporate Finance
October 21, 2016

investors and analysts in our sector because the exclusion of non-cash items like stock based compensation and amortization of intangibles is a customary adjustment, and such expenses can vary significant due to many factors unrelated to the business. We believe servicing and management fee revenue associated with the servicing portfolio, excluding fair market value accounting adjustments is a useful because it reflects the amount of fees actually collected and represents the true economic benefit of our servicing arrangements. We believe that the fair value adjustments to the servicing assets and liabilities is less useful in particular because the Company does not trade or transfer such servicing assets or liabilities.

There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. In particular, many of the adjustments to our GAAP financial measures reflect the exclusion of items, specifically stock-based compensation expense, amortization of intangible assets, and the related income tax effects of the aforementioned exclusions that are recurring and will be reflected in our financial results for the foreseeable future. Other companies, including companies in our industry, may calculate these measures differently, which may reduce their usefulness as a comparative measure.

For more information on our non-GAAP financial measures and a reconciliation of such measures to the nearest GAAP measure, please see the “Reconciliation of GAAP to Non-GAAP Measures” tables at the end of this release.

5.
We note that you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance, but you do not provide the disclosures required when the reconciliation is omitted. In your next earnings release, please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

To the extent the Company decides to provide forward looking non-GAAP guidance, the Company will follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 in our future earnings release.

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Very truly yours,
/s/ Russell Elmer
Russell Elmer
General Counsel